APPENDIX 3B

82-34

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

SUPPL

06014633

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**72,735**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with all other ordinary shares on issue.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.** PROCESSED JUN 23 2006 THOMSON FINANCIAL 6/23
5	Issue price or consideration	**As to 45,085 shares $6.38 per share;** **As to 27,650 shares $8.46 per share.**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**As to 45,085 shares, issue consequent upon exercise of options granted on 12 December 2003 and as to 27,650 shares, issue consequent upon exercise of vested options pursuant to the Santos Executive Share Option Plan.**

7	Dates of entering securities into uncertificated holdings or despatch of certificates	**15 June 2006**

8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	**Refer to item 42**	

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**Refer to item 43**	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [√] Securities described in Part 1

(b) [√] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, *employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.*

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	**5,439**
39	Class of securities for which quotation is sought	**Fully paid ordinary shares.**
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Consistent with all other ordinary shares on issue.**
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**End of restriction period for 5,439 shares issued on 1 July 2004 at the issue price of $6.95 per share pursuant to Senior Executive Santos Employee Share Purchase Plan.**

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
595,844,485	**Fully paid ordinary shares.**
6,000,000	**Franked unsecured equity listed securities (FUELS).**

43 Number and class of all securities not quoted on ASX

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
49,800	**(i) held by eligible employees; and**
96,714	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
601,950	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
1,975,693	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
17,500	**Fully paid ordinary shares issued pursuant to the vesting of SARs.**

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 16 June 2006

Director

Print name: JOHN CHARLES ELLICE-FLINT

TO: SECURITIES EXCHANGE COMMISSION

Santos



Options for Growth

John Ellice-Flint
Chief Executive Officer

UBS Resources Conference

20 June 2006

Santos

Disclaimer & Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with the oil and gas industry. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets conditions in various countries, approvals and cost estimates.

All references to dollars, cents or $ in this document are to Australian currency, unless otherwise stated.

Santos



Santos overview
Australian based E&P company operating internationally
Market capitalisation: ~ A$7.3 billion (ASX top 40)
Proven plus probable reserves: 774 mmboe @ 31/12/05
Vietnam
Indonesia
PNG
Timor/Bonaparte
Western Australia
Eastern Australia
USA
Legend
Exploration
Production
Santos



Growth strategy driven by basin excellence
Strong cashflow underpins active exploration program
Identify
New Core Areas
Asia, Middle East, USA
Mature
Emerging Core Areas
Indonesia, Timor/Bonaparte, PNG
Enhance
Existing Core Areas
Eastern and Western Australia
2001
200?
2005
2007
2009
2011
2013
Santos

Operating cash flow


1600
1400
1200
1000
800
600
400
200
94
95
96
97
98
99
00
01
02
03
04
05
Tax change
12% CAGR
Moomba
incident

Eastern Australian gas

Gas production profile maintained

- Established infrastructure position
- Fairview production up 67% since acquisition
- Casino on-line 1Q 2006
- Significant uncontracted resources
- Gas prices strong


Otway
Patricia
Baleen

Santos

Southern margins gas focus

Growing exploration opportunity base

- Otway – Casino/ Henry acceleration, low risk follow up 2007 drilling
- Sorell – high risk, LNG scale deepwater portfolio – possible 2007 drilling
- Gippsland – Kipper gas field equity purchase with exploration upside



Glenaire
Casino
Galloway
Kipper
Otway Basin
Gippsland Basin
Sorell Basin

Santos

Cooper Oil Project

Exploration, exploitation and EOR project underway

- Three rigs operational
- 1000+ well program over 5 years
- Targeting:
  4,200 bopd by end 2006
  13,000 bopd by end 2007



Naccowlah
Moomba
Aquitaine B
Legend
Santos Acreage
Oil Pipeline
Gas Pipeline

Santos

Cooper Oil Project

Early results are encouraging

- Initial 26 wells drilled
  - 25 successful (96%)
- 7 wells on-line
- Flowrates on target
- Drilling in 7 days spud to spud
- Real time optimisation



Western Australian oil and gas

Carnarvon Basin high value opportunities


Fletcher
Hurricane
Libris
Gnu
Perentie South
Legend
Santos acreage
Santos acreage with drilling activity 2006
Oil opportunity
Gas opportunity

Western Australian oil and gas

Mutineer Exeter development drilling underway

- Mutineer 12 development well online
  - Production rate increased from 35k to 50k bbl/day
- Exeter 7 & 8 to be drilled
- M-E 3D seismic survey
- Stag continues to perform well
- John Brookes uncontracted capacity



Mutineer
Mutineer 12
Mutineer SW
Exeter
Exeter 8
Exeter 7
Exeter South
1km
2006 Development Well
Future Appraisal Opportunity

Santos

Timor/Bonaparte LNG

2006 program upgraded to $100m (STO share)

- Bayu-Undan LNG at design capacity
- Strategy to prove up gas resource for LNG expansion
- Evans Shoal South drilling
- Barossa 1, Caldita 2 to follow
- 3D seismic acquisition



Santos 40%
ConocoPhillips (Op) 60%
Evans Shoal
Caldita
Santos (Op) 40%
Shell 50%
Osaka Gas 10%
Bayu-Undan
Santos 40%
ConocoPhillips (Op) 60%
0 100
Kilometres
Darwin
Legend
Santos Acreage
Gas Field
Gas Pipeline

Santos



Indonesia - building a core business
Strong acreage positions in prospective basins...
Kakap
LNG
Hui Aman discovery
Bontang short gas
Good prospect inventory
Kutei
Oil
Jeruk discovery
Good prospect inventory
West Papua
Development Projects
Maleo and Oyong in progress
East Java
Santos



Jeruk oil discovery
Appraisal program in progress
• Santos 40.5%, operator
• Shallow water (42m), deep structure (>4500m subsea)
• Kujung carbonate
• Jeruk 3 appraisal ongoing
– 2,750 bbl/day, ¼" choke from top of reservoir
– Currently deepening well
• Jeruk 4 to follow late Q3
Jeruk 3 Subsurface Location
Santos


Jeruk oil discovery
2003
2004
2005
2006
2007
Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
Jeruk 1 Discovery
Jeruk 2 Appraisal
Jeruk 2 Re-entry
3D Seismic Acquisition
3D Seismic Processing
3D Interpretation
Jeruk 3
Jeruk 4
Jeruk 5 (contingent)
Development Studies
Santos


Continued exploration focus
Kyrgyzstan
2006 regional studies and seismic acquisition
Vietnam
New country entry
2 wells in 2006
USA
Targeting deep plays
in shallow state waters
4 wells planned in 2006
Egypt
5 wells in 2006
Santos


Vietnam - Nam Con Son Basin
Bathymetry
Dai Hung
35mmbo – 50bcfg
Rong Tre
40 mmbo
Rong Doi
1.2 – 1.5 tcfg
22 mmbc
Swan
12W
12E
Moc Tinh
500 bcfg
15 mmbc
Hai Thach
1.3 tcfg
44 mmbc
Lan Do
400 bcfg
2.5 mmbc
Lan Tay
1.6 tcfg
15 mmbc
Dua prospect
Blackbird prospect
Santos


Summary - production outlook
Total annual production (mmboe)
2004
2005
2006
2007
2008
Australian Gas
Australian Oil
Bayu Undan
Indonesia
Santos

Conclusions

- Near term production growth
  - Eastern Australian gas
  - Cooper oil program
  - Maleo, Oyong
- Medium term growth potential
  - Jeruk appraisal
  - Timor/ Bonaparte LNG
  - 2.0 bn boe contingent resources
- Material exploration program
  - ~20 wildcat wells in 2H 2006
- Growing production profile
  - 56 mmboe in 2005, growing to 60 – 61 mmboe in 2006

Santos


Santos